QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9*)

WorldPort Communications, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
98155 J 10 5 (CUSIP Number)

Michael E. Heisley, Sr.
The Heico Companies, LLC
5600 Three First National Plaza
Chicago, Illinois 60602
312-419-8220
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 23, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98155 J 10 5	13D	Page 2 of 7 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Michael E. Heisley, Sr.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instruction)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power[1] 30,560,122 on a converted to Common Stock basis. (See Item 6)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- (See Item 6)
PERSON WITH
(9)	Sole Dispositive Power
30,560,122 (assuming the exercise and/or conversion of all options, warrants, and preferred stock that are exercisable, issuable, or convertible in the next 60 days) (See Item 6)

	(10)	Shared Dispositive Power -0- (See Item 6)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
30,560,122 (assuming the exercise and/or conversion of all options, warrants, and preferred stock that are exercisable, issuable, or convertible in the next 60 days)(See Item 6)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 48.1%

(14)	Type of Reporting Person (See Instructions) IN

105,021,153 total votes before conversion to Common Stock (see Footnote 1 to Item 5)

CUSIP No. 98155 J 10 5	13D	Page 3 of 7 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) The Heico Companies, LLC

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instruction)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power[1] 28,687,205 on a converted to Common Stock basis. (See Item 6)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0- (See Item 6)
PERSON WITH
(9)	Sole Dispositive Power
28,687,205 (assuming the exercise and/or conversion of all options, warrants, and preferred stock that are exercisable, issuable, or convertible in the next 60 days) (See Item 6)

	(10)	Shared Dispositive Power -0- (See Item 6)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
28,687,205 (assuming the exercise and/or conversion of all options, warrants, and preferred stock that are exercisable, issuable, or convertible in the next 60 days) (See Item 6)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11) 46.5%

(14)	Type of Reporting Person (See Instructions) CO (limited liability company)

103,148,236 total votes before conversion to Common Stock (see Footnote 1 to Item 5)

Amendment No. 9 to the
Schedule 13D of
Michael E. Heisley, Sr.
and The Heico Companies, LLC
with respect to the Common Stock, par value $0.0001 per share of WorldPort Communications, Inc.

Item 3.    Source and Amount of Funds or Other Consideration.

        Any funds necessary for the proposed transaction described in Item 4 below will be paid out of working capital.

Item 4.    Purpose of Transaction.

        On December 23, 2002 Heico entered into a Joint Venture and Securityholders Agreement (the "Agreement") with J O Hambro Capital Management Limited ("JOHCM") pursuant to which Heico and JOHCM formed W.C.I. Acquisition Corp., a Delaware corporation ("WCI"). Heico and JOHCM issued a press release on December 23, 2002, stating that WCI shall make a cash tender offer for all of the outstanding common stock (the "Shares") of WorldPort Communications, Inc. ("WorldPort") at a price of $0.50 per share (the "Offer"). The Offer shall expire at 5:00 pm, New York City time, on Friday, January 24, 2003. As set forth in the Agreement, the Heico Interests (as defined in Item 6 below) and JOHCM shall not tender their respective Shares but shall instead contribute their respective Shares to WCI prior to or on the Offer Closing (as defined therein).

        As provided in the Offer, if WCI obtains ownership of 90% or more of the Shares (including the Heico Interests and JOHCM Shares that are contributed) all remaining outstanding Shares (other than Shares held by WCI) will promptly be converted into the right to receive $0.50 per share through a subsequent short-form merger in Delaware. At the effective time of the short-form merger the shares of WCI (held by the Heico Interests and JOHCM)will be converted into shares of WorldPort common stock. Further, WorldPort will be the surviving corporation and the certificate of incorporation, by-laws, officers and directors of WCI prior to the effective time will become the certificate of incorporation, by-laws, officers and directors of WorldPort upon completion of the short-form merger.

        Upon completion of the short-form merger the Shares will no longer be publicly traded. Further, it is expected that the Share's registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated. Consequently, the Shares will no longer be traded on the OTC Bulletin Board. In addition, as set forth in the Agreement, as part of the merger WorldPort will redeem all of its preferred stock outstanding for $67,577,358.27, the liquidation value of the preferred stock. Heico's ownership of the WorldPort preferred stock is described in Item 5 below.

        Except as set forth in this Item 4, neither Heisley nor Heico nor, to their respective knowledge, any of the executive officers or directors of Heico have any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although neither Heisley, Heico nor such other persons rule out the possibility of effecting or seeking to effect any such actions in the future. See Item 6 below for additional information.

        For additional information regarding JOHCM please see its Schedule 13D.

        This Schedule is neither an offer to purchase nor a solicitation of any offer to sell Shares. WCI has filed a tender offer statement with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information which should be read carefully before any decision is made with respect to the Offer. The offer to purchase and related documents will be made available to all stockholders of WorldPort, at no expense to them. The tender offer statement and related documents are also available a no charge at the SEC's website at www.sec.gov.    The SEC's address is 450 5th Street N.W., Washington, D.C. 20549. The telephone number of the public reference room is (202) 942-8090. Copies of the materials will also be available directly from the information agent, Georgeson Shareholder. Stockholders Banks and brokerage firms call (212) 440-9800. All others call collect at (866) 328-5441.

Page 4 of 7 Pages

Item 5.    Interest in Securities of the Issuer.

        Set forth below is a description of the Common Stock, par value $0.0001 per share of WorldPort beneficially owned by Heisley and Heico. See Item 6 below for additional information.

Shares of WorldPort Common Stock Beneficially Owned
Name	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Michael E. Heisley, Sr.	28,007,754(1) 1,872,917(2) 679,451(3)	-0-	28,007,754(1) 1,872,917(2) 679,451(3)	-0-
The Heico Companies, LLC	28,007,754(1) 679,451(3)	-0-	28,007,754(1) 679,451(3)	-0-

(1)
The securities of WorldPort beneficially owned by Heico includes 922,361 shares of Series B Preferred Stock, 1,416,030 shares of Series C Preferred Stock, 316,921 shares of Series D Preferred Stock, 141,603 shares of Series E Preferred Stock, and 1,000 shares of Series G Preferred Stock. Each share of Series B Preferred Stock is currently convertible into 4 shares of Common Stock, each share of Series C Preferred Stock is currently convertible into 10.865 shares of Common Stock, each share of Series D Preferred Stock is currently convertible into 1 share of Common Stock, each share of Series E Preferred Stock is currently convertible into 10.865 shares of Common Stock, and each share of Series G Preferred Stock is currently convertible into 1,000 shares of Common Stock. In addition, each share of Series B Preferred Stock and Series C Preferred Stock is entitled to 40 votes per share, each share of Series D Preferred Stock is entitled to 1 vote per share, each share of Series E Preferred Stock is entitled to 10.865 votes per share, and each share of Series G Preferred Stock is entitled to 1,000 votes per share. Accordingly, Heico beneficially owns securities of WorldPort which represent a total of 103,148,236 votes (including the votes represented by the warrants held by Heico as set forth in footnote (3) below) or approximately 75% of the total votes attributable to outstanding WorldPort securities. Heisley beneficially owns securities of WorldPort which represent a total of 105,021,153 votes (including the votes represented by (i) the option held by Heisley set forth in footnote (2) below, and (ii) the warrants held by Heico as set forth in footnote (3) below) or approximately 75.7% of the total votes attributable to outstanding WorldPort securities.

(2)
Represents shares which Heisley has an option to acquire.

(3)
Represents shares which Heico has the right to acquire upon exercise of warrants.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Michael E. Heisley is the President and Manager of Heico and a director of WorldPort. Heico and JOHCM entered into the Agreement pursuant to which WCI was formed. Heico together with Stanley H. Meadows ("Meadows") are collectively the Heico Interests(as defined in the Agreement). Meadows is Assistant Secretary of Heico and a director of WorldPort. Pursuant to the Agreement Heico may designate other holders of Shares to contribute their respective Shares to WCI prior to the Offer Closing in exchange for a portion of WCI common stock to be issued to Heico; provided, that such persons become parties to the Agreement as "Securityholders" and shall thereafter be considered part of the Heico Interests. The Heico Interests and JOHCM are each fifty percent owners of the outstanding common stock of WCI and both Heisley and Heico are directors of WCI. WCI will make a tender offer for all of the outstanding common stock of WorldPort as more fully described in Item 4 above.

        Pursuant to the Agreement, the Heico Interests, JOHCM and Securityholders have agreed to a standstill provision regarding the Shares they respectively own which, among other things, provides that while the Agreement is in effect each party agrees not to: (a) make, or in any way participate in, any "solicitation" of "proxies" (as such term is defined in Rule 14a-1 of the Exchange Act) relating to any securities of WorldPort to or with any Third Party (as defined in the Agreement); (b)deposit any Shares in any voting agreement or arrangement that includes as a party any Third Party; (c) form, join or in any way participate in a group (as contemplated by Exchange Act Rule 13d-5(b)) with respect to any securities of WorldPort; (d) make any announcement subject to Exchange Act Rule 14a-1(1)(2)(iv) to any Third Party; (e)initiate or propose any "stockholder proposal" subject to Exchange Act Rule 14a-8; (f) make any offer or proposal to acquire any securities or assets of WorldPort or any of its Subsidiaries (as defined in the Agreement) or solicit or propose to effect or negotiate any form of business combination, restructuring, recapitalization or other extraordinary

Page 5 of 7 Pages

transaction involving, or any change in control of, WorldPort, its Subsidiaries or any of its securities or assets; (g) seek the removal of any directors or a change in the composition or size of the board of directors of WorldPort; (h) in any way participate in a call for any special meeting of the stockholders of WorldPort; or (i) assist, advise or encourage any person with respect to, or seek to do, any of the foregoing. In the event that Heico determines to abandon the transaction, or that JOHCM determines to abandon the transaction following a third party offer for the acquisition of all of the outstanding shares of WorldPort Common Stock, it must so notify the other in writing and the Agreement shall then terminate, other than as to obligations incurred thereunder prior to such termination. For additional information, see Items 2,3 and 4 above.

Item 7.    Material to be filed as Exhibits.

        That certain Joint Venture and Securityholders Agreement dated December 23, 2002, by and among W.C.I. Acquisition Corp., The Heico Companies, L.L.C., and J O Hambro Capital Management Limited is attached as Exhibit A hereto.

Page 6 of 7 Pages

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment to the Schedule 13D is filed on behalf of each of the undersigned.

December 23, 2002

/s/ MICHAEL E. HEISLEY, SR. Michael E. Heisley, Sr.
The Heico Companies, LLC
By:	/s/ MICHAEL E. HEISLEY, SR. Michael E. Heisley, Sr. Manager and President

Page 7 of 7 Pages

QuickLinks

  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
Signature